John T. McKenna

+1 650 843 5059

jmckenna@cooley.com

May 14, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Dorrie Yale

Re:	Forty Seven, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on April 30, 2018
CIK No. 0001667633

Ladies and Gentleman:

On behalf of Forty Seven, Inc. (“Forty Seven” or the “Company”), we are submitting this letter in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 9, 2018 (the “Comment Letter”) with respect to the Company’s Confidential Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on April 30, 2018 (the “Registration Statement”).

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the Comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

Amendment No. 1 to Draft Registration Statement on Form S-1

Our Development Pipeline, page 2

1.	We acknowledge your revised disclosure in response to prior comment 4, but it does not appear that you have chosen an indication yet for either of these two items. To the extent that you have not yet identified a product candidate and/or indication for these items, please revise your table here and in the Business section to remove these rows. In addition, please explain why the arrow for the avelumab combination trial indicates it is already in Phase 1 when you state on page 72 that it has not yet begun, and will be initiated in the second half of 2018.

The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 2, 72 and 91 of the Registration Statement.

Prospectus Summary

5F9 Monotherapy, page 2

2.	We note your response to comment 1. Please delete the statements that the trials demonstrated stable response or revise the summary to clearly explain what constitutes a stable response. If you choose to retain the discussion in the summary, your summary discussion should be clear that there are instances of tumor growth that you consider “stable.”

The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 2 and 77 of the Registration Statement.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

May 14, 2018

Page Two

Use of Proceeds, page 55

3.	We note your revised disclosure in response to prior comment 7. Please revise your disclosure to clarify whether the two Phase 2 trials you reference are the two antibody combination trials.

The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 55 of the Registration Statement.

Business

Our Lead Product Candidate, 5F9, page 75

4.	We acknowledge your revised disclosures in response to prior comment 3. However, we note that your disclosure regarding your Phase 1b/2 trial of 5F9 in combination with rituximab on page 77 continues to refer to results of efficacy. Please revise this disclosure to remove your conclusions of efficacy. Additionally, delete your opinion that CD47 can become an important immune-oncology therapy and has the potential to transform the treatment of cancer. The results of the trials should be limited to measurable results and should not include your opinions based on the results.

The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 71 and 77 of the Registration Statement.

5.	We acknowledge your revised disclosures in response to prior comment 11. We also note that your website references NCRI as a partner for your AML monotherapy trial. Please describe the material terms of your agreement with NCRI.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has no agreements with NCRI. At the time of the initiation of the Company’s trial at Oxford University, NCRI had partnered with Oxford to provide general financial support, a portion of which was used by Oxford to fund one of the Company’s AML trials. The reference on the Company’s website to NCRI was intended to publicly acknowledge the indirect financial support by NCRI. The Company has no direct or indirect obligations to NCRI and the Company has updated its website to remove the reference to NCRI.

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Please contact me at (650) 843-5059 or Ryan Spiers at (650) 843-5768 with any questions or further comments regarding our response to the Staff’s Comments.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Mark A. McCamish, M.D., Ph.D., Forty Seven, Inc.
Eric C. Jensen, Cooley LLP
Sarah K. Solum, Davis Polk & Wardwell LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com